UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date March, 24,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

March 24, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES APPROVAL OF THE PROPOSAL FOR DISTRIBUTION OF PROFITS AND ESTABLISHMENT OF PROVISION

Today, in the ordinary General Shareholders' Meeting of Grupo Cibest S.A. (“Grupo Cibest”), the proposal for distribution of profits and establishment of provision disclosed to the market on February 23 was approved with the required majority, covering the following matters:

(i)The partial release of the excess of the legal reserve in the amount of COP 3,134,348,298,483.70, and the partial release of the occasional reserve in the amount of COP 1,166,556,265,484.30, for allocation to the payment of dividends.
(ii)The payment of an annual dividend of COP 4,512 per share, payable in four quarterly installments of COP 1,128 per share, on the following dates: April 1, July 1, October 1, and December 29, 2026.
(iii)The creation of specific reserve (reserva occasional) for equity strengthening and future distributions in the amount of COP 3,760,982,548,143.31.

The ex-dividend period shall be comprised between the first business day of dividend payment of the respective shares and the four stock-exchange business days immediately preceding such date, as follows:

Beginning of ex dividend period (*)	End of ex dividend period (*)
March 26, 2026	April 1, 2026
June 24, 2026	July 1, 2026
September 25, 2026	October 1, 2026
December 22, 2026	December 29, 2026

(*) The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange.

Below is the approved proposal for profit distribution:

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The management of Grupo Cibest confirms that the necessary procedures and authorizations were completed to hold the General Shareholders' Meeting, and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and Grupo Cibest’s bylaws.
Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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